Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on Thursday, June 25, 2009 at 5:00 p.m. (Israel time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

        The agenda of the Meeting shall be as follows:

1.	Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.	Re-election of each of Messrs. Micha Brunstein, Giora Dishon, Avi Kerbs, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting; and

3.	Re-election of Ms. Naama Zeldis as an external director of the Company.

        In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2008.

        Only shareholders of record at the close of business on May 19, 2009 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Holders of the Company’s ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Ms. Orly Dean, at the Company’s offices located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

        Shareholders who wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting.

        Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Sunday, June 28, 2009, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

        The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-8-9387505 ext. 382).

By Order of the Board of Directors,

Dr. Micha Brunstein, Chairman of the Board of Directors of the Company Dated: May 26, 2009

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St, Ness Ziona
Israel 76100

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2009

        This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on Thursday, June 25, 2009 at 5:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

        At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	To approve and ratify the re-appointment of Brightman Almagor Zohar & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.	To re-elect each of Messrs. Micha Brunstein, Giora Dishon, Avi Kerbs, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting; and

3.	To re-elect Ms. Naama Zeldis as an external director of the Company.

Shareholders Entitled to Vote

        Only holders of record of Shares at the close of business on May 19, 2009 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

        As of May 12, 2009, the Company had 19,376,110 issued and outstanding Shares, excluding 2,229 Shares which were held by the Company and have no voting rights. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

        All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the Meeting, that is on or before June 23, 2009 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

        Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors of the Company (the “Board of Directors”) recommends a “FOR” vote (with the exception of Item III).

Expenses and Solicitation

        Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

        Position Statements should be submitted to the Company no later than May 31, 2009.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

        The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 26, 2009. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

        The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Sunday, June 28, 2009, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

        The approval of Items I and II requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

        The approval of Item III requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders, who are not controlling shareholders of the Company or anyone on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Reporting Requirements

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM I: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN
ALMAGOR ZOHAR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE
PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

        Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board of Directors (or a committee, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

        Following the recommendation by the Company’s audit committee and the Board of Directors, it is proposed that Brightman Almagor & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2008 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 as filed with the Commission (the “Annual Report”).

        Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

ITEM II: RE-ELECTION OF EACH OF MESSRS. MICHA BRUNSTEIN, GIORA DISHON, AVI
KERBS, ALON DUMANIS AND AVI COHEN AS A DIRECTOR OF THE COMPANY TO HOLD
OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

        At the Meeting, shareholders will be asked to re-elect each of Messrs. Micha Brunstein, Giora Dishon, Avi Kerbs, Alon Dumanis and Avi Cohen as a director to hold office until the close of the next annual general meeting.

        The Company’s Amended and Restated Articles of Association provide that the number of members of the Board of Directors shall not be less than five (5) or more than nine (9) and shall include at least two external directors. Mr. Dan Falk and Ms. Naama Zeldis serve as the Company’s external directors. Mr. Dan Falk’s term expires on September 24, 2011 and Ms. Naama Zeldis is standing for reelection as detailed in Item III.

        There are currently seven directors serving on the Board of Directors who are not external directors, five of which are standing for reelection under this Item II.

        It is proposed that each of the director nominees, standing for reelection, shall be reelected to hold office until the close of the next annual general meeting.

        Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

        Dr. Micha Brunstein (65) was named chairman of the Company’s board of directors in June 2006, after serving as member of the board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company listed on the Tel Aviv Stock Exchange and Valor Computerized Systems Ltd., a company listed on the Frankfurt Stock Exchange. He is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

        Dr. Giora Dishon (64) is a co-founder of the Company and served as President and Chief Executive Officer since the Company’s formation in 1993 until August 2006. From 1989 to 1993, he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988, he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry, a M.Sc. and a Ph.D. in Materials Science from the Hebrew University, Jerusalem, Israel.

        Mr. Avi Kerbs (62) has served as a director of the Company since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of the Company. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management from the Technion – Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors. Mr. Kerbs is also a member of the Board of CPI – Cerebral Palsy International Foundation in the U.S. Mr. Kerbs was originally appointed to the Company’s board of directors by Teuza.

        Dr. Alon Dumanis (59) has served as a director of the Company from 2002. He is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of XSight Systems, Softlib, DNR Imaging, a member of the board directors of Spectronix (TASE-SPCT) and a member of the board of directors of other Hi Tech companies of Docor’s investment portfolio. Dr Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

        Mr. Avi Cohen (56) was elected to serve as a director of the Company by its board of directors on February 18, 2008. Mr. Cohen serves as President and Chief Executive Officer at Orbit Technology Group. Orbit develops, manufactures and supplies a wide range of superior performance communication equipment solutions for Mobile SatCom, Tracking and Audio Communication Management that are intended both for military and commercial applications and are used by leading global defense and commercial companies. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

        Each of the director nominees has notified the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to re-elect each of Messrs. Micha Brunstein, Giora Dishon, Avi Kerbs, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting.”

ITEM III: RE-ELECTION OF MS. NAAMA ZELDIS AS AN EXTERNAL DIRECTOR OF THE
COMPANY

        At the Meeting, shareholders will be asked to re-elect Ms. Naama Zeldis as an external director of the Company for an additional three year term. Ms. Zeldishas served as an external director of the Company since 2006.

        Herein below are details regarding Ms. Zeldis:

        Ms. Naama Zeldis (46) was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2006 and her term expires on August 30, 2009. Ms. Zeldis has been serving as Chief Financial Officer of Netafim Ltd. since December 2005. Prior to that, she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis has been serving as a member of the board of directors and of the audit committee of Metalink since Dec. 2006. Metalink is traded both on Nasdaq and on the Tel Aviv Stock Exchange. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from Tel-Aviv University.

        Ms. Zeldis notified the Company that she complies with all requirements under the Israeli Companies Law for serving as an external director.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to re-elect Ms. Naama Zeldis as an external director of the Company for an additional three-year term.”

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Micha Brunstein Chairman of the Board of Directors of the Company Dated: May 26, 2009